NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 11, 2009

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Augusta Resource Corporation (the "Corporation") will be held at the Westin Bayshore, in the Chairman’s Room, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4, on Thursday June 11, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	To receive the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2008, together with the Auditors' report thereon;

2.	To appoint Ernst & Young LLP, Chartered Accountants as Auditors until the next annual meeting, and to authorize the Directors to fix their remuneration;

3.	To fix the number of directors at eight and to elect Directors of the Corporation for the ensuing year;

4.

To pass an ordinary resolution to reconfirm the amended and restated Stock Option Plan of the Corporation as more particular set out in the Management Proxy Circular accompanying this Notice of Meeting;

5.

To pass an ordinary resolution to approve the amended and restated Stock Option Plan of the Corporation as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting;

6.

To pass an ordinary resolution to approve the Restricted Share Unit and Restricted Share Plan of the Corporation as more particularly set out in the Management Proxy Circular accompanying this Notice of Meeting;

7.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Proxy Circular, a Form of Proxy, and a form whereby shareholders may request to be added to the Corporation's supplemental mailing list.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose. To be valid, the completed form of proxy must be deposited with the Corporation’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

Dated this the 11th day of May 2009
BY ORDER OF THE BOARD OF DIRECTORS
“Gil Clausen”
GIL CLAUSEN
President & CEO